Morgan Stanley Global Dividend Growth Securities

522 Fifth Avenue

New York, NY 10036

July 30, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Global Dividend Growth Securities

(File No. 33-59004)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Global Dividend Growth Securities (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 21 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 30, 2009.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This Commission response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.          To the extent the Fund invests in securities relevant to the credit crisis (i.e. derivatives such as swaps), consider adding risk disclosure about the credit crisis and related market turbulence.

Response 2.                               The derivatives disclosure has been revised and is now included in the Principal Investment Strategy and Principal Risk sections. As investments in derivatives are limited to convertible securities and forward foreign currency exchange contracts, we believe that the revised risk disclosure is appropriate.  Please note that disclosure regarding swaps has been deleted from the Prospectus as a result of a review of the Fund’s derivative investments.

Comment 3.          Please ensure that the statement required by Item 1(a)(4) of Form N-1A appears on the front cover page of the Prospectus.

Response 3.  We confirm that the statement required by this Item appears on the front cover page of the Prospectus.

Comment 4.          Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 4.  This line item is not applicable to the Fund at this time.

Comment 5.          Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Fee Table and the Average Annual Total Return table are required or permitted by the Form.  Any such footnotes not required or permitted by the Form should be deleted.

Response 5.  The footnotes to the Fee Table that are not required or permitted by the Form have been deleted.  We have retained the footnotes to the Average Annual Total Return table that describe the Fund’s benchmarks as we believe that these footnotes provide investors with data necessary to assess the performance of the benchmarks against the performance of the Fund.

Comment 6.          Footnotes to the Fee Table disclosing voluntary fee waivers are not permitted.  Please delete footnote 6 to the Fee Table, which discusses the voluntary fee waivers with respect to the 12b-1 fee for Class B shares.

Response 6.  This footnote has been deleted as requested.

Comment 7.          With respect to footnote 7 to the Fee Table, please provide a numerical example as to how the expense ratio may be affected by a change in average net assets.  A suggestion is to choose the amount of net asset from a certain recent date and project forward.

Response 7.  This footnote has been deleted.

Comment 8.          With respect to the disclosure regarding convertible securities on page 3, please add appropriate disclosure if the Fund may invest in convertible securities rated below investment grade.

Response 8.  The requested disclosure has been added.

Comment 9.          In the section titled “Sale of Fund Shares” on page 6, the dislosure states that “You can redeem some or all of your Fund shares at any time…”.  If investors are not able to redeem on weekends or holidays, please clarify the disclosure.

Response 9.  Shares may be redeemed through Morgan Stanley’s automated telephone system 24 hours a day, seven days a week.  Details regarding this system are included in the “How to Sell Shares” section of the Prospectus.

Comment 10.        Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Fund invests in the securities of issuers located in multiple countries throughout the world.

Response 10.  We confirm that the Fund is invested in the securities of issuers located in multiple countries throughout the world.

Comment 11.        In the first paragraph in the section titled “Principal Investment Strategies”, the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invest have “economic characteristics” similar to the securities included within that policy.  Please explain what economic considerations are analyzed in making this determination.

Response 11.  In the release adopting Rule 35d-1, the Staff of the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13.  In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its 80% “names rule” basket only if the exposure has economic characteristics similar to equity securities of U.S. issuers.  For example, the Fund may count the notional value of a futures contract on a dividend paying equity security towards its 80% “names rule” basket.

Comment 12.        In the section titled “Principal Investment Strategies”, the disclosure indicates that the Fund may invest up to 15% of its assets in emerging market securities, “but of which no more than 10% may be invested in local shares”.  Please clarify this disclosure.

Response 12.  The disclosure has been clarified as requested.

Comment 13.        In the section titled Principal Risks, consider adding disclosure to the paragraph titled “Small & Medium Capitalization Companies” regarding what constitutes a small capitalization company and a medium capitalization company.

Response 13.  We respectfully acknowledge the comment, but believe that the current disclosure regarding small and medium capitalization companies is sufficient.

Comment 14.        In the section titled “Fund Management”, please ensure that the disclosure regarding the experience of the Investment Adviser and Sub-Adviser complies with the requirements of Item 10(a)(1)(i) of Form N-1A.

Response 14.  We believe that the disclosure in the first and second paragraphs of the referenced section provides the disclosure required by Item 10(a)(1)(i).

Comment 15.        In the section titled “Fund Management”, please ensure that the disclosure in the fourth paragraph regarding the Portfolio Managers complies with the requirements of Item 10(a)(2) of Form N-1A.

Response 15.  The disclosure in the referenced paragraph complies with the requirements of Item 10(a)(2).

Comment 16.        Please ensure that the sidebar in the “Fund Management” section regarding Morgan Stanley Investment Advisors Inc. complies with the font size requirements of Form N-1A.

Response 16.  We confirm that this disclosure meets the font size requirements of Form N-1A.

Comment 17.        In the third sentence of the second paragraph on the back cover of the Prospectus, please specify which documents shareholders may request.

Response 17.  The disclosure has been revised as requested.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 18.        In the section entitled “Fund Management—Other Accounts Managed by the Portfolio Managers”, please consider converting this disclosure to a tabular format.

Response 18.  We respectfully acknowledge the comment, but believe the current disclosure to be adequate.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax).  Thank you.

Best regards,

/s/ Eric Griffith
Eric Griffith